UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Leaf Group Ltd.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52177G102

1.	Names of Reporting Persons. John H. Lewis I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Shares Beneficially owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,880,907
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,880,907
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,907 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.8%
12.	Type of Reporting Person (See Instructions) IN

(1) Reflects a maximum of 711,700 shares of Common Stock that may be acquired pursuant to options held by the reporting persons.

Page 2 of 10 pages

CUSIP No. 52177G102

1.	Names of reporting persons. Osmium Partners, LLC I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,880,907
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,880,907
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,907 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.8%
12.	Type of Reporting Person (See Instructions) IA, OO

(1) Reflects a maximum of 711,700 shares of Common Stock that may be acquired pursuant to options held by the reporting persons.

Page 3 of 10 pages

CUSIP No. 52177G102

1.	Names of reporting persons. Osmium Capital, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,338,764
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,338,764
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,764 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) PN

(1) Reflects a maximum of 480,700 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital, LP.

Page 4 of 10 pages

CUSIP No. 52177G102

1.	Names of reporting persons. Osmium Capital II, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 647,239
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 647,239
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,239 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.11%
12.	Type of Reporting Person (See Instructions) PN

(1) Reflects a maximum of 97,500 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital II, LP.

Page 5 of 10 pages

CUSIP No. 52177G102

1.	Names of reporting persons. Osmium Spartan, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 400,502
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 400,502
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,502 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.9%
12.	Type of Reporting Person (See Instructions) PN

(1) Reflects a maximum of 102,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Spartan, LP.

Page 6 of 10 pages

CUSIP No. 52177G102

1.	Names of reporting persons. Osmium Diamond, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 494,402
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 494,402
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 494,402 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person (See Instructions) PN

(1) Reflects a maximum of 31,500 shares of Common Stock that may be acquired pursuant to options held by Osmium Diamond, LP.

Page 7 of 10 pages

Item 1.

(a)	The name of the issuer is Leaf Group Ltd. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 1655 26th Street, Santa Monica, CA 90404.

Item 2.

(a)

This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”), Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), and Osmium Diamond, LP, a Delaware limited partnership (“Fund IV”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II, Fund III and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III and Fund IV directly own the common shares reported in this Statement. Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 52177G102.

Item 3.

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 20,840,754 shares of Common Stock outstanding as of October 31, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 as filed with the SEC on November 7, 2017.

Page 8 of 10 pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP and Osmium
Diamond, LP

Page 10 of 10 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement*

*Previously filed